EXTORRE GOLD MINES LIMITED

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Special Meeting to be held on Wednesday, August 15, 2012

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein (except when voting by telephone), please strike out the names of those persons named in this proxy and insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter or where both choices have been specified, this proxy will be voted in favour of all matters described in this proxy.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.
9. This proxy may be returned by mail or in person to Computershare, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, or by facsimile toll free at 1-800-249-7775.

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Proxies submitted must be received by 1:00 PM (Pacific Time) on August 13, 2012.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We, being holder(s) of Extorre Gold Mines Limited hereby appoint(s): Yale Simpson, or failing him, Darcy Daubaras, (Collectively, "Management's Nominees"),

OR

Print the name of the person you are appointing if this person is someone other than the Management's Nominees.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, in favour of all matters described in this proxy) and all other matters that may properly come before the Special Meeting of shareholders of Extorre Gold Mines Limited (the "Corporation") to be held at the offices of Gowling Lafleur Henderson LLP, Suite 2300 – 550 Burrard Street, Vancouver, British Columbia, on Wednesday, August 15, 2012 at 1:00 PM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Arrangement Resolution To pass a special resolution approving an arrangement under Section 192 of the Canada Business Corporations Act involving the Corporation, its shareholders and Yamana Gold Inc. ("Yamana") pursuant to which, among other things, Yamana will acquire all of the outstanding common shares of the Corporation (the "Common Shares") for $3.50 in cash and a 0.0467 of a common share of Yamana in exchange for each Common Share, all as more particularly described in the accompanying Management Information Circular of the Corporation.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

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